NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES COMPLETION OF SALE OF ITALIAN B2C GAMING BUSINESS

LONDON – May 11, 2021 – International Game Technology PLC (NYSE:IGT) ("IGT") announced that on May 10, 2021 its wholly-owned subsidiary, IGT Lottery S.p.A. (formerly Lottomatica Holding S.r.l.) (the "Seller"), completed the sale of 100% of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses (the "Subsidiaries"), to Gamenet Group S.p.A., a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo") (NYSE:APO), a leading global alternative investment manager, for a cash purchase price of €950 million (€725 million of which was paid at closing, €100 million of which is payable on December 31, 2021, and the remaining €125 million of which is payable on September 30, 2022). IGT will use the funds received at closing net of approximately €94 million (representing the aggregate cash held by the Subsidiaries) to pay transaction expenses and reduce debt.

Credit Suisse International acted as lead financial advisor to IGT, UBS acted as financial advisor and fairness opinion advisor to IGT and its Board of Directors, and White & Case LLP and NCTM advised IGT. Barclays Bank Ireland Plc., Mediobanca, Paul, Weiss, Rifkind, Wharton & Garrison LLP, and the Italian offices of Cleary, Gottlieb, Steen & Hamilton LLP and Latham & Watkins, LLP advised the buyer.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada, +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

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